UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

Attunity Ltd. has extended the expiration date of its ordinary share purchase warrants, issued in May 2009 as part of Attunity's rights offering, from 5:00 p.m., eastern time, on Friday, May 11, 2012 until 5:00 p.m., eastern time, on Friday, May 25, 2012. The extension was made in order to address an error in the expiration date that was originally communicated by The Depositary Trust & Clearing Corporation (DTC) to brokers, dealers and other nominees.

If a warrant holder holds its warrants in the name of a broker, dealer or other nominee, then its broker, dealer or other nominee is the record holder of the warrants. The record holder must exercise the warrant on such holder's behalf. Consequently, warrant holders who choose to exercise their warrants should contact their broker, dealer or other nominee as soon as possible to permit them to timely exercise the warrants on their behalf.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: May 15, 2012